Exhibit 99.1

ABN 90 009 237 889

Interim Financial Report

For the Half-Year Ended

31 December 2015

(previous corresponding period: half-year ended 31 December 2014)

ABN 90 009 237 889

Consolidated Statement of Comprehensive Income (Unaudited)

For the Half Year Ended 31 December 2015

	Note	31 December 2015	31 December 2014
		$	$
OTHER INCOME
Miscellaneous income		376,930	—
Grant income		887,727	1,169,929
Gain on foreign exchange		—	624,531
Interest income		164,657	200,228

Total other income		1,429,314	1,994,688

EXPENSES
Depreciation and amortisation		(1,026,367)	(216,651)
Research and development and intellectual property		(4,011,362)	(4,892,399)
Corporate administrative expenses		(4,180,666)	(3,028,026)
Share Based Payment to strategic investor	9	(47,468,071)	—
Loss on foreign exchange		(497,711)	—
Finance cost		(8,199)	(204,571)
Changes in fair value of comparability milestone	10	(542,075)	—
Net Change in fair value of financial liability		(278,904)	(54,127)

Loss before income tax		(56,584,041)	(6,401,086)

Income tax expense		562,176	—

Loss for the half-year		(56,021,865)	(6,401,086)

Other Comprehensive Income
Exchange differences on the translation of foreign operations		269,013	164,790

Other comprehensive income for the half-year, net of income tax		269,013	164,790

Total comprehensive loss for the half-year		(55,752,852)	(6,236,296)

Loss is attributable to:
Owners of Prima BioMed Ltd		(56,021,865)	(6,401,086)

Total comprehensive loss is attributable to:
Owners of Prima BioMed Ltd		(55,752,852)	(6,236,296)

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share (cents)		(2.86)	(0.51)

The above consolidated statement of comprehensive income (unaudited) should be read in conjunction with the accompanying notes.

Consolidated Balance Sheet (unaudited)

As at 31 December 2015

	Note	31 December 2015	30 June 2015
		$	$
ASSETS
Current assets
Cash and cash equivalents		25,483,419	6,759,615
Current receivables	4	228,511	315,453
Other assets	7	644,522	948,003

Total current assets		26,356,452	8,023,071

Non-current assets
Plant and equipment	5	115,562	297,957
Intangible assets	6	21,774,380	22,662,417

Total non-current assets		21,889,942	22,960,374

Total assets		48,246,394	30,983,445

LIABILITIES
Current liabilities
Trade and other payables		1,591,436	2,770,049
Borrowings	8	—	1,508,473
Current tax payable		21,903	20,837
Employee benefits		64,810	80,304

Total current liabilities		1,678,149	4,379,663

Non-current liabilities
Financial liability	9	4,698,435	—
Deferred tax liability		1,313,024	1,878,333
Employee benefits		37,630	35,706

Total non-current liabilities		6,049,089	1,914,039

Total liabilities		7,727,238	6,293,702

Net assets		40,519,156	24,689,743

EQUITY
Issued capital	10	194,376,075	179,878,436
Reserves		62,621,368	5,267,729
Accumulated losses		(216,478,287)	(160,456,422)

Equity attributable to the owners of Prima BioMed Ltd		40,519,156	24,689,743

Total equity		40,519,156	24,689,743

The above consolidated balance sheet (unaudited) should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity (unaudited)

For the Half Year Ended 31 December 2015

	Note	Issued Capital	Reserves	Accumulated Losses	Total
		$	$	$	$
Balance at 1 July 2014		149,014,372	1,882,674	(128,304,726)	22,592,320
Loss for the half-year		—	—	(6,401,086)	(6,401,086)
Other comprehensive income		—	164,790	—	164,790

Total comprehensive income for the half-year		—	164,790	(6,401,086)	(6,236,296)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost		4,121,675	—	—	4,121,675
Share based payment		—	2,278,022	—	2,278,022
Employee share based payment		—	214,740	—	214,740

Balance at 31 December 2014		153,136,047	4,540,226	(134,705,812)	22,970,461

Balance at 1 July 2015		179,878,436	5,267,729	(160,456,422)	24,689,743
Loss for the half-year		—	—	(56,021,865)	(56,021,865)
Other comprehensive income		—	269,013	—	269,013

Total comprehensive income for the half-year		—	269,013	(56,021,865)	(55,752,852)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost		13,479,739	—	—	13,479,739
Issue of convertible notes	9	—	9,331,297	—	9,331,297
Share based payment		—	42,527	—	42,527
Share based payment to strategic investor	9	—	47,468,071	—	47,468,071
Employee share based payment		1,017,900	242,731	—	1,260,631

Balance at 31 December 2015		194,376,075	62,621,368	(216,478,287)	40,519,156

The above consolidated statement of changes in equity (unaudited) should be read in conjunction with the accompanying notes.

Consolidated Statement of Cash Flows (Unaudited)

For the Half Year Ended 31 December 2015

	31 December 2015	31 December 2014
	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)	(8,095,889)	(7,415,460)
Interest received	164,657	344,186
Miscellaneous income	376,929	—
Tax paid	(2,066)	—
Grant income	887,727	392,393

NET CASH (OUTFLOWS) FROM OPERATING ACTIVITIES	(6,668,642)	(6,678,881)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for plant and equipment	(6,436)	(46,848)
Proceeds from disposal of plant and equipment	64,105	—
Funds from maturity of term deposits	—	9,000,000
Payment for acquisition of subsidiary, net of cash acquired	—	(15,769,617)

NET CASH (OUTFLOWS) / INFLOWS IN INVESTING ACTIVITIES	57,669	(6,816,465)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from borrowings	—	3,290,988
Repayment of borrowings	(1,508,473)	—
Proceeds from issue of convertible notes	13,750,828	—
Proceeds from issues of shares and options	13,761,076	1,043,838
Share issue transaction costs	(281,336)	(63,098)

NET CASH INFLOWS FROM FINANCING ACTIVITIES	25,722,095	4,271,728

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	19,111,122	(9,223,618)
Effect on exchange rate on cash and cash equivalent	(387,318)	755,643
Cash and cash equivalents at the beginning of the half year	6,759,615	14,200,042

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	25,483,419	5,732,067

The above consolidated statement of cash flows (unaudited) should be read in conjunction with the accompanying notes.

Notes to the financial statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year report does not include full disclosures of the type normally included in an annual report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Prima as the annual report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2015 and any public announcements made by Prima BioMed Ltd and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

The unaudited half-year consolidated financial statements were approved for issue by the Board of Directors on May 27, 2016.

2. Dividends

The company resolved not to declare any dividends in the half-year ended 31 December 2015.

3. Segment Reporting

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Notes to the financial statements (continued)

3. Segment Reporting (continued)

Operating segment information

31 December 2015	Cancer Immunotherapy $	Unallocated $	Consolidated $
Other Income
Grant income	887,727	—	887,727
Interest income	—	164,657	164,657
Miscellaneous income	376,930	—	376,930

Total other income	1,264,657	164,657	1,429,314

Result
Segment result	(56,584,041)	—	(56,584,041)

Loss before income tax expense	(56,584,041)	—	(56,584,041)

Income tax expense			562,176

Loss after income tax expense			(56,021,865)

31 December 2014	Cancer Immunotherapy $	Unallocated $	Consolidated $
Other Income
Grant income	1,169,929	—	1,169,929
Gain on foreign exchange	—	624,531	624,531
Interest income	—	200,228	200,228

Total other income	1,169,929	824,759	1,994,688

Result
Segment result	(6,401,086)	—	(6,401,086)

Loss before income tax expense	(6,401,086)	—	(6,401,086)

Income tax expense			—

Loss after income tax expense			(6,401,086)

4. Current Receivables

	31 December 2015	30 June 2015
	$	$
Trade receivables	116,354	165,310
GST receivable	112,157	150,143

	228,511	315,453

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2015.

Notes to the financial statements (continued)

5. Plant and Equipment

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$
At 1 July 2014
Cost or fair value	1,248,948	62,789	12,765	1,324,502
Accumulated depreciation	(701,967)	(39,603)	(5,668)	(747,238)

Net book amount	546,981	23,186	7,097	577,264

Year ended 30 June 2015
Opening net book amount	546,981	23,186	7,097	577,264
Exchange differences	(681)	1,128	(22)	425
Additions	44,627	4,201	—	48,828
Disposal	(178)	(5,332)	—	(5,510)
Acquisition of subsidiary	787	1,937	—	2,724
Depreciation charge	(308,719)	(14,523)	(2,532)	(325,774)

Closing net book amount	282,817	10,597	4,543	297,957

At 1 July 2015
Cost or fair value	605,648	28,016	7,172	640,836
Accumulated depreciation	(322,831)	(17,419)	(2,629)	(342,879)

Net book amount	282,817	10,597	4,543	297,957

Half Year ended 31 December 2015
Opening net book amount	282,817	10,597	4,543	297,957
Exchange differences	10,363	323	122	10,808
Additions	—	5,722	714	6,436
Disposal	(61,308)	—	—	(61,308)
Acquisition of subsidiary	—	—	—	—
Depreciation charge	(131,437)	(5,524)	(1,370)	(138,331)

Closing net book amount	100,435	11,118	4,009	115,562

At 31 December 2015
Cost or fair value	237,933	16,880	5,453	260,266
Accumulated depreciation	(137,498)	(5,762)	(1,444)	(144,704)

Net book amount	100,435	11,118	4,009	115,562

Notes to the financial statements (continued)

6. Non-current assets – intangibles

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 1 July 2014
Cost	1,915,671	—	—	1,915,671
Accumulated amortisation	(1,798,788)			(1,798,788)

Net book amount	116,883	—	—	116,883

Year ended 30 June 2015
Opening net book amount	116,883	—	—	116,883
Acquisition of Immutep S.A	—	23,451,000	109,962	23,560,962
Amortisation charge	(55,002)	(960,426)	—	(1,015,428)

Closing net book amount	61,881	22,490,574	109,962	22,662,417

At 1 July 2015
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,853,790)	(960,426)	—	(2,814,216)

Net book amount	61,881	22,490,574	109,962	22,662,417

Half Year ended 31 December 2015
Opening net book amount	61,881	22,490,574	109,962	22,662,417
Amortisation charge	(8,841)	(879,196)	—	(888,037)

Closing net book amount	53,040	21,611,378	109,962	21,774,380

At 31 December 2015
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,862,631)	(1,839,622)	—	(3,702,253)

Net book amount	53,040	21,611,378	109,962	21,774,380

(i)	Amortisation methods and useful lives

The group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 14 – 15 years

Notes to the financial statements (continued)

7. Other Assets

	Note	31 December 2015	30 June 2015
		$	$
Current
Prepayments	(a)	613,096	380,749
Security Deposits		31,189	21,224
Accrued interest		237	3,955
Comparability milestone	(b)	—	542,075

		644,522	948,003

(a)	Prepayments relate predominantly to advance payments for clinical trial expenditure.
(b)	The receivable is the estimated fair value of an amount paid into a retention account in relation to the acquisition of Immutep S.A.

8. Current liabilities - Borrowings

	31 December 2015	30 June 2015
	$	$
Amounts payable to related parties	—	1,071,523
Other borrowings	—	436,950

	—	1,508,473

Dr Frédéric Triebel provided an unsecured loan to the company of $1,071,523. Interest was charged on this loan at the rate of 10% per annum and was repaid in full in August 2015.

Other borrowings relate to an interest-free loan advanced by France’s innovation agency, ANVAR, which was repaid in full in July 2015.

Notes to the financial statements (continued)

9. Non-Current financial liability

	31 December 2015	30 June 2015
	$	$
Convertible note at fair value	4,698,435	—

	4,698,435	—

On 14 May 2015 the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

In addition to the above cash financing from Ridgeback, it was disclosed at the Extraordinary General Meeting explanatory memorandum that Ridgeback also provides the company with additional services, including:

•	Introductions to other well respected investment institutions which will help in future financing

•	The ability to attract other top level executives and researchers to the company and the board

•	Potential introductions for additional in-licensing opportunities; and

•	Increased visibility to other biotechnology and pharmaceutical companies and potential partners and collaborators on Prima’s internal assets

As a result of the above, the additional benefits provided to Prima determine that the financing transaction, including the issue of warrants, is to be accounted for as a Share-Based Payment and are expensed on the grant date in accordance with AASB 2. The value of the share-based payment to the strategic investor has been calculated by determining the fair value of the convertible note and warrants at the time of EGM approval and deducting the net cash proceeds from Ridgeback.

Fair value of Convertible Note	45,851,305
Fair value of Warrants	15,367,594
Less cash received	(13,750,828)

Share based payment to strategic investor	47,468,071

Notes to the financial statements (continued)

(i)	Fair value of convertible notes

The fair value of the convertible notes has been estimated by an external valuer using a combination of the Black-Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above. The following assumptions which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history
Risk free rate	2.734%	Based on 10 year Australian Government securities yield

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. After initial recognition, the note will be measured at fair value as required by AASB 2. The remaining value of the convertible note is allocated to the conversion feature and recognised as equity.

	Note - Liability	Conversion feature - Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	278,904	—

Balance at 31 December 2015	4,698,435	41,431,774

(ii)	Fair value of warrants

The fair value of each warrant granted is not traded in an active market and instead has been estimated by an external valuer using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the grant date:

Assumption	5 year warrants	10 year warrants	Rationale
Historic volatility	85.0%	85.0%	Based on 3 year historical volatility data for the Company
Exercise price	$0.0237	$0.0250	As per subscription agreement
Share price	$0.0510	$0.0510	Closing share price on valuation date from external market source
Risk-free interest rate	2.177%	2.886%	Based on Australian Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair Value	$0.0457	$0.0403	Determined using Black-Scholes models with the inputs above

Notes to the financial statements (continued)

10. Issued Capital

		31 December 2015		30 June 2015
	Note	No.	$	No.	$
Issued and Paid Up Capital
Fully paid ordinary shares	10(a)	2,058,297,608	184,714,121	1,751,494,601	170,216,482
Options over fully paid ordinary share		43,819,149	9,661,954	43,819,149	9,661,954

Total Issued Capital			194,376,075		179,878,436

The Company has issued 19,800,000 fully vested options to be exercised any time over the 3 year period from the date of issuance at an exercise price to be determined based on the terms of the financing arrangements.

(a) Fully paid ordinary shares

		31 December 2015		30 June 2015
	Note	No.	$	No.	$
At the beginning of reporting period		1,751,494,601	170,216,482	1,228,709,341	139,352,418
Shares issued during year	10(b)	283,158,931	13,761,075	284,274,073	7,365,369
Exercise of options (shares issued during the year)	10(b)	23,644,076	1,017,900	72,413,924	3,731,339
Exercise of convertible note (Shares issued during the year)		—	—	166,097,263	19,931,672
Transaction costs relating to share issues		—	(281,336)	—	(164,316)

At reporting date		2,058,297,608	184,714,121	1,751,494,601	170,216,482

(b) Shares issued

31 December 2015 details	Number of shares	Issue price $	Total $
Share issued under Share Purchase Plan	200,000,000	0.05	10,000,000
Ridgeback share issued	12,136,750	0.02	209,966
Nyenburgh Investment Partners share issued	31,022,181	0.05	1,551,109
L1 Capital share issued	40,000,000	0.05	2,000,000
Performance rights exercised	23,644,076	0.04	1,017,900

	306,803,007		14,778,975

Notes to the financial statements (continued)

10. Issued Capital (continued)

(b) Shares issued

31 December 2015 details	Number of shares	Issue price $	Total $
Bergen commencement fee	11,792,588	0.04	483,496
Bergen collateral shares	17,800,000	0.02	338,200
Bergen first tranche	13,163,514	0.04	526,541
Performance right exercised	1,715,686	0.04	63,480
Bergen second tranche	15,214,606	0.03	517,297
Consideration buyer shares to Immutep stakeholders	86,120,815	0.03	2,593,959
Bergen third tranche	15,323,414	0.03	505,674
Bergen fourth tranche	22,936,950	0.02	527,550
Ridgeback share issued	28,000,000	0.02	560,000
Ridgeback first placement	72,206,500	0.02	1,249,172
Bergen options exercised	19,800,000	0.05	1,084,050
Conversion of Warrants – Immutep	52,371,500	0.05	2,628,525
Employee option exercised	242,424	0.08	18,764
Exercise of convertible note	166,097,263	0.12	19,931,672

	522,785,260		31,028,380

11. Business combination

(a)	Net cash outflow for prior years’ acquisition

	31 December 2015	31 December 2014
	$	$
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration*	—	16,314,812
Less: Balances acquired
Cash	—	545,195

Net outflow of cash – investing activities	—	15,769,617

*	The total cash paid during the half year ended 31 December 2014 in relation to the acquisition of Immutep S.A. was $16,314,812.

(b)	Comparability milestone

As part of the acquisition of Immutep S.A in the previous financial year, an amount of $1,084,149 was paid into a retention account and it was determined that there was a 50% likelihood that a comparability study was required. The fair value of the amount refundable on acquisition was $542,075 and as such the cash paid in relation to the purchase consideration was reduced by this amount. As the refundable consideration was contingent on an uncertain future event, it was recognised as a financial asset at fair value in accordance with AASB 3 on acquisition. During the half year period, the comparability study was not required, and as such was subsequently measured at fair value through profit or loss in accordance with AASB 3. Accordingly the $542,075 was recognised as an expense for the half year ended 31 December 2015.

Notes to the financial statements (continued)

12. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2015%	31 December 2014%
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed IP Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed GmbH	Germany	Ordinary	100%	100%
Prima BioMed Middle East FZ-LLC	UAE	Ordinary	100%	100%
Prima BioMed USA, Inc.	USA	Ordinary	100%	100%
Immutep S.A.	France	Ordinary	100%	100%

13. Contingent Liabilities

There were no material contingent liabilities at 31 December 2015.

14. Events Occurring After the Balance Sheet Date

On May 12, 2016 the Company announced an agreement with Sydys Corporation, Inc. to exclusive license the CVac program. Under the terms of the agreement, Sydys will license CVac related assets, including manufacturing protocols, clinical data from Phase I and Phase II trials, patents and know-how. Prima will receive a 9.9% equity stake in Sydys as consideration for the assets being transferred and licenses granted. In addition, Sydys could pay up to US$293 million in milestones as well as royalties subject to certain customary conditions being met.. The Company is still in the process of determining the accounting treatment of this transaction.

Apart from the above, no other matters or circumstance has arisen since 31 December 2015 that has significantly affected, or may significantly affect the Company’s operations, the results of those operations or the Company’s state of affairs in future financial years.

15. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the group in determining the fair values of the financial instruments since the last annual financial report.

(a)	Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Notes to the financial statements (continued)

15. Fair value measurement of financial instruments (continued)

The following table presents the group’s financial assets and financial liabilities measured and recognized at fair value at 31 December 2015 and 30 June 2015 on a recurring basis:

	Level 1	Level 2	Level 3	Total
At 31 December 2015	$	$	$	$
Assets
Comparability milestone at fair value	—	—	—	—

Total assets	—	—	—	—

Liabilities
Borrowings	—	—	—	—
Other financial liabilities Convertible note	—	—	4,698,435	4,698,435

Total liabilities	—	—	4,698,435	4,698,435

	Level 1	Level 2	Level 3	Total
At 30 June 2015	$	$	$	$
Assets
Comparability milestone at fair value	—	—	542,075	542,075

Total assets	—	—	542,075	542,075

Liabilities
Borrowings	—	—	1,508,473	1,508,473
Other financial liabilities Convertible note	—	—	—	—

Total liabilities	—	—	1,508,473	1,508,473

The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 31 December 2015.

(a)	Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

Notes to the financial statements (continued)

15. Fair value measurement of financial instruments (continued)

(b)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the half-year ended 31 December 2015:

	Comparability milestone	Borrowings	Convertible note	Total
	$	$	$	$
Opening balance 1 July 2015	542,075	(1,508,473)	—	(966,398)
Other increases/(decreases)		1,508,473	(4,698,435)	(3,189,962)
(Losses)/gains recognised as an expense	(542,075)	—	—	(542,075)

Closing balance 31 December 2015	—	—	(4,698,435)	(4,698,435)

(i)	Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 31 December 2015 $	Unobservable inputs	Range of inputs
Convertible note	4,698,435	Face value	13,750,828
		Interest rate of note	3%
		Risk adjusted interest rate	15%

(ii)	Valuation process

The convertible note was valued using a Black Scholes model. Prima engaged a valuation specialist to perform these valuations based on the inputs above.